Exhibit (p)(6)

MIDOCEAN PARTNERS

CODE OF ETHICS AND SECURITIES TRADING POLICY

The following investment advisory firms (each an “Adviser,” and collectively the “Advisers”), registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), have adopted the following Code of Ethics and Securities Trading Policy and Procedures (the “Code of Ethics”) governing the conduct of personal securities trading by employees and certain other affiliates:

•	MidOcean US Advisor, LP; and

•	MidOcean Credit Fund Management, LP

The purpose of this Code of Ethics is to foster compliance with applicable federal statues and regulatory requirement and to eliminate transactions suspected of being in conflict with the best interest of the Funds and accounts managed by the Advisers.

GENERAL GUIDING PRINCIPLES FOR MIDOCEAN’S CODE OF ETHICS

MidOcean will strive to be a top tier player within the private equity industry and in the credit investing market. MidOcean is, first and foremost, a trusted fiduciary of client assets, and must always place the interests of its client first. As both a manager of existing portfolio companies and as an investor of capital, MidOcean will hold itself and its employees to the highest standards of ethics and integrity, both personally and professionally.

MidOcean is built upon the principles of fair dealing and ethical conduct of its employees. MidOcean’s reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

The continued success of MidOcean is dependent upon its clients’ trust and MidOcean is dedicated to preserving that trust. Employees owe a duty to MidOcean, its clients and investors to act in a way that will merit the continued confidence of the public. The interests of the Advisers clients must be placed first at all times.

All personal securities transactions must be conducted consistent with this Code of Ethics and in such a manner to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility. Employees should not take inappropriate advantage of their positions.

If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with an immediate supervisor or the Chief Compliance Officer (the “CCO”) for advice and consultation.

Compliance with all applicable Federal Securities Laws and this policy of business ethics and conduct is the responsibility of every MidOcean partner and employee. Disregarding or failing to comply with this standard of business ethics and conduct may lead to disciplinary action, up to and including possible termination of employment.

If an Employee is aware of any violation of MidOcean’s Code of Ethics or other policies with this Manual, such Employee should report such violation to Compliance. It is the Advisers’ policy that such reports will be maintained as confidential, except as required by law, and that no adverse action will be taken against a person for reporting such an event in good faith. In addition, if any violation is reported to the SEC, either by Compliance or a whistle blower, no adverse action will be taken against a person for reporting such an event to the SEC.

PREVENTING MISUSE OF MATERIAL NON-PUBLIC INFORMATION

Every day, MidOcean and its employees deal with material, non-public information which may be obtained pursuant to a confidentiality agreement during the diligence process or through conversations with corporate insiders or Value-Added investors such as bankers, hedge fund managers or private equity managers. Respecting the non-public nature of this material is critical to maintaining MidOcean’s reputation. In addition, Federal securities laws impose some very harsh penalties on anyone who trades and on anyone who assists a third party in trading on material non-public information.

Accordingly, no MidOcean employee may trade, either personally or on behalf of others (such as family members, the Credit Funds or the Private Equity Funds, or any other funds or accounts managed by MidOcean), while in possession of material, non-public information to others in violation of the law.

Trading securities while in possession of material, non-public information or improperly communicating that information to others may expose you to stringent penalties. Criminal sanctions may include a fine of up to $5,000,000 and/or 20 years imprisonment. The SEC can recover the profits gained or losses avoided through the violative trading, impose a penalty of up to three times the illicit windfall and issue an order permanently barring you from the securities industry. Finally, you may be sued by investors seeking to recover damages for insider trading violations.

The elements of insider trading and the penalties for such unlawful conduct are described in Exhibit A attached hereto. Procedures related to Personal Trading, Maintaining Confidentiality and Addressing Conflicts between the Credit Business and the Private Equity Business are attached hereto in Exhibit B.

Any Employee who has any question concerning the Advisers’ policy and procedures regarding insider trading should consult with Compliance. To protect yourself and the Advisers, you should contact Compliance immediately if you believe that you may have received material, non-public information. Often, a single question can forestall disciplinary action or complex legal problems.

Information is “material” where there is a substantial likelihood that a reasonable investor would consider that information important in making his or her investment decisions. Generally, this includes any information the disclosure of which may have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO or her designee.

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency, a news-reporting service or publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

In furtherance of this policy, before the Credit Funds invest in any security, the Investment Committee of the Credit Funds must determine whether the Credit Funds or its investment team is in possession of material non-public information regarding such security of its issuer. If so, such investment will not be made, except to the extent that such information later ceases to be material non-public information. In addition, before the Credit Funds dispose of any investment, the senior portfolio managers of the Credit Funds will determine whether the Credit Fund management team is in possession of material non-public information regarding such security or its issuer. If so, such investment will not be disposed of until such time as such information is no longer material non-public information.

In addition, to the extent that any of the Private Equity Funds proposes to acquire any security from, or sell any security to, any third party other than the issuer thereof, the Management Committee of the Private Equity business must determine whether the Management Committee or the Private Equity Fund management team is in possession of material non-public information regarding such security or its issuer that is unknown to such third party. If so, such purchase or sale will not be made, except to the extent that such information later ceases to be material non-public information.

PERSONAL SECURITIES TRADING RULES

In seeking to ensure that MidOcean adheres to its fiduciary obligations, and in furtherance of its policy regarding material non-public information, MidOcean has adopted the following personal trading policy, which applies to any discretionary securities account in which any MidOcean professional, or any immediate family member (including any relative by blood or marriage either living in the professional’s household or financially dependent on the professional), has a direct or indirect beneficial interest (other than the Private Equity Funds or the Credit Fund) (such accounts, “Personal Accounts”).

General

Employees with Personal Accounts must make sure these accounts are connected to Compliance ELF. It is the responsibility of each employee to make updates to Compliance ELF whenever new Personal Accounts are opened. If an employee cannot connect his or her accounts to Compliance ELF, he or she must make sure that duplicate quarterly statements, or more frequent statements, are sent to the Compliance. It is the responsibility of each employee to make sure that he/she sends an instruction letter when any new Personal Accounts that cannot be connected to ELF are opened.

Each employee is required to acknowledge this policy and his/her compliance with this policy in writing on an annual basis. This attestation is made in Compliance ELF.

General Restrictions

•	All trades must be precleared with Compliance. The preclearance process is through Compliance ELF. If a trade is cleared, the approval is valid until the end of the day on which the approval is received.

•	Employees may not day trade any Security. Any security purchased must be held for a minimum period of sixty (60) days.

•	Employees may not acquire Beneficial Ownership in any securities in an Initial Public Offering without obtaining prior approval of the CCO.

•	Employees may not acquire Beneficial Ownership in any securities in a Limited Offering or private placement without obtaining prior approval of the CCO.

•	No Employee may engage in any trade or order activity or investment if such activity is the result of exposure to material non-public information.

•	No Employee may trade in any mutual funds or any other publicly listed funds including 40 Act Funds, where MidOcean US Advisor or where MidOcean Credit Fund Management acts as either an adviser or a sub-adviser.

•	Employees must notify the CCO or her designee if they are exposed to material non-public information regardless of its source so that is can be included on the respective Grey List. Sources of material non-public information may include but are not limited to:

•	Information obtained during diligence pursuant to a paper CA or an electronic confidentiality agreement executed through SyndTrack or Intralinks;

•	Information obtained through discussions with corporate insiders;

•	Information obtained in discussions with Value-Added investors; or

•	Information obtained in discussions with expert network consultants.

Private Equity

MidOcean Private Equity professionals may not invest or trade in any of the following investments on behalf of any Personal Account:

•	Any equity or debt issued or incurred by any issuer to the extent that MidOcean’s Private Equity business or MidOcean Credit Partners owns an interest in any equity or debt issued or incurred by such issuer.

•	Any equity or debt issued or incurred by any issuer with which MidOcean has entered into an active dialogue, executed confidentiality agreement, or with which MidOcean has been in discussions and with respect to which MidOcean has acquired material non-public information regardless of whether a confidentiality agreement has been signed.

•	Any equity or debt issued or incurred by any issuer that appears on either Grey List.

If at any point, any Personal Account with respect to any MidOcean Private Equity professional has interest in any equity or debt issued or incurred by any issuer that is later added to either Grey List, the individual must notify Compliance of the potential conflict and a decision will be made on how to resolve it including, but not limited to, freezing trading activity on that investment/name or requiring the investment to be sold immediately.

LIMITING UNNECESSARY NON-PUBLIC INFORMATION

There are many sources of non-public information and MidOcean employees are asked to carefully consider if they are in possession of material non-public information prior to making any trades either for their accounts or the accounts of MidOcean’s clients. MidOcean employees need to be aware that they may come into material non-public information through the diligence process of a potential investments or through conversations with certain Value-Added investors who are either corporate insiders or who have access to material non-public information from their job as either a banker, a hedge fund manager or a private equity fund manager. To ensure that MidOcean personnel are not inadvertently exposed to material non-public information, MidOcean employees should limit their conversations with investors and prospective investors to matters relating to their current investments and the terms of the proposed investments respectively. If MidOcean personnel speak to an investor or potential investor about other issues, they should notify the CCO of such conversations so that the CCO can evaluate whether or not the issuer to which the information relates should be added to the Grey List for the Credit Fund.

The Private Equity Fund Group should, where possible, limit its intake of unnecessary non-public information for companies that are not of interest to it.

However, recognizing that the Advisers are in the business of information and that the firm, particularly in the context of the Private Equity business, will inevitably come into the possession of non-public information, it will institute the following procedures to try to limit the impact of such non- public information on the Credit Fund.

•	Non-Public information obtained by the Private Equity team should not be disclosed to the Credit team.

•	Non-Public information obtained by the Credit team should not be disclosed to the Private Equity team.

•	The Credit team will generally not go private on any companies with public debt securities of any kind.

•	Confidentiality agreements executed by the Private Equity team should carve out the members of the Credit team and the Credit Fund vehicles.

•	Confidentiality agreements executed by the Credit Fund should not restrict the activities of the Private Equity team in any manner.

•	All confidentiality agreements that are executed by the Private Equity team will need to be entered into Salesforce and an executed copy of the agreements must be saved out onto the system.

•	If there is a standstill and there is not a carve-out for the affiliated Credit Funds, you will need to enter that into the Credit Fund Standstill field in Salesforce.

•	All employees will be required to sign a summary statement of insider trading on a quarterly basis. Any violations of these policies must be reported to Compliance. Failure to follow this procedure may lead to disciplinary action up to and including possible termination of employment.

SAFEGUARDING INFORMATION

Chinese walls are a means of restricting the flow of information between different departments of the same organization and are useful techniques for addressing compliance issues that can arise from such information flow. Methods include:

•	The physical separation of departments to insulate them from each other;

•	Compliance training to emphasize the importance of not improperly or inadvertently divulging non-public information;

•	Strict and carefully defined procedures for dealing with situations where it is though the wall should be crossed and the maintaining of proper records when this occurs;

•	Monitoring by the CCO of the effectiveness of the wall; and

•	Disciplinary sanctions where there has been a breach of the wall.

Technology

•	The Credit team will not have access to the private equity shared drives.

•	The Private Equity team will not have access to the credit shared drives unless that person needs that access to provide support or to perform his or her job.

•	The Credit Desk will have its own dedicated printers located within their trading space and will not be able to print to the LAN printer.

Files and Paper

•	All Private Equity professionals must ensure that non-public information is not left out on any of the day printers, copiers or in common areas.

•	Dead deal books should be filed in a secure location.

•	All of the file cabinets in the main file room containing deal books and non-public information should be locked. MidOcean Private Equity professionals will be provided with a key to access their file cabinets.

•	Employees will ensure that all non-public information is secured when Employees leave for the evening.

General Knowledge

It is important for MidOcean professionals to remember that the Credit Fund generally operates primarily in the public information space if there are public securities available on a specific company. As such, confidentiality should be maintained until after the non-public information has been released publicly. Information should only be shared that is in the public domain. Sharing non-public financial information prior to its being released publicly is not only unethical, it could lead to a situation involving unlawful insider trading.

The foregoing policies regarding non-public information is not limited to information concerning investments which MidOcean is actively pursuing or in which MidOcean has made and investment. These policies also apply to non-public information concerning historic pipeline companies that MidOcean may have obtained previously, or with respect to which MidOcean has signed a confidentiality agreement if that agreement is still in force. Non-Public information also includes any data which has been made available to us and which is not available in the public domain.

CONFLICT IDENTIFICATION AND RESOLUTION

In furtherance of the foregoing policies, both the Credit team and the Private Equity team will be required to maintain a pipeline, each of which will serve as a “Grey List”.

•	Prior to a Credit Fund going private on any potential investment, the CA will be compared against the Private Equity Fund Grey List.

•	If there is a conflict, a decision will be made on whether the Credit Fund should continue to pursue a potential investment.

•	If a Credit Fund is exploring an investment in an existing portfolio company of the Private Equity business, the Investment Committee for the Credit Fund and the Management Committee for the Private Equity business must agree that a name should be submitted to the appropriate Private Equity Fund Advisory Board.

•	The name will be submitted to the respective Private Equity Fund Advisory Board to obtain the required approval before any investment can be made by the Credit Fund.

•	All approvals by any Private Equity Advisory Board will be documented in writing and be reflected in the minutes of the Advisory Board meeting. If no formal meeting is held, then written approvals – which may be in the form of an e-mail – will be obtained and maintained.

This compliance overview and related policies may be updated and amended from time to time. It is each employee’s responsibility to read and adhere to any updated policies in this area.

PROCEDURES DESIGNED TO DETECT AND PREVENT INSIDER TRADING

The following procedures have been established to aid the Advisers and all Employees in avoiding insider trading, and to aid the Advisers in preventing, detecting, and imposing sanctions against insider trading. Every Employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. Any questions about these procedures should be directed to the CCO or her designee.

(1)	Before trading securities for an Employee, the Funds, or others, ask yourself the following questions:

a)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

b)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation? Did the information appear in the company’s filings or in the materials provided to all investors through prospectus or a bank book?

(2)	If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

a)	Report the information and proposed trade immediately to Compliance.

b)	Do not purchase or sell the securities either on behalf of yourself or on behalf of others.

c)	Do not communicate the information inside or outside the Adviser, other than to Compliance.

d)	After Compliance has reviewed the issue, you will be instructed either to continue the prohibitions against trading and communication because Compliance has determined that the information is material and non- public, or you will be allowed to trade the Security and communicate the information.

(3)	Information in an Employee’s possession that is identified as material and non- public may not be communicated to anyone, including person within the Adviser, except as otherwise provided herein. In addition, care should be taken so that such information is secure. For example, files containing material, non-public information should be sealed and access to computer files containing such information, if appropriate at all, should be conducted in private (for example, not by cellular telephone, to avoid potential interception).

(4)	If, after consideration of the items set forth in Section 1 of this Article VI, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with Compliance before trading or communicating the information to anyone.

Employees should report any violations of these policies and procedures to Compliance.

EXHIBIT A

(1) Who is an Insider?

The concept of “insider” is broad. It includes officers, directors, manager and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs, and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers and the employees of such organizations. In addition, the Adviser may become a temporary insider of a company it advises, or for which it performs other services. According to the United States Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential, and the relationship must at least imply such a duty before the outsider will be considered an insider.

(2) What is Material Information?

Trading on inside information is not a basis for liability unless the information is material. “Material Information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. No simple “bright line” test exists to determine when information is material. Assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any question about whether information is material to the CCO, or her designee.

Material Information often relates to a company’s results and operations including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Material Information also may relate to the market for a company’s securities. Information about significant order to purchase or sell securities may, in some contexts, be deemed material.

Material Information does not have to relate to a company’s business. For example, in Carpenter V. U.S., 108 U.S. 316 (1987), the United States Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in The Wall Street Journal, and whether those reports would be favorable or unfavorable.

(3) What is non-public information?

Information is Non-Public until it has been effectively disseminated broadly to investors in the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information is public after it has become available to the general public through a public filing with the SEC, or some other governmental agency, the Dow Jones “tape,” Reuters Economic Services, The Wall Street Journal, or other publications of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

(4) What are the penalties for Insider Trading?

Penalties for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include: (a) civil injunctions; (b) treble damages; (c) disgorgement of profits; (d) jail sentences; (e) fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited: and (f) fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition to the foregoing, any violation of the Adviser’s Policy with respect to Insider Trading can be expected to result in serious sanctions by the Adviser as set forth in Article V of the Trading Policy, including dismissal of the person or persons involved.

EXHIBIT B

Compliance Overview for Personal Trading, Maintaining Confidentiality and Addressing Conflicts between the Credit Business and the Private Equity Business

Elements of the policy include:

1. Firm Ethics and Guidelines for Personal Trading

•	General Firm Principles

•	Personal Securities Trading Policy for MidOcean Private Equity Professionals

•	Personal Securities Trading Policy for MidOcean Credit Fund Professionals

•	Restrictions for investing in mutual funds where one of the MidOcean Advisers acts as either an adviser to that Fund or a sub-adviser to that fund.

2. Limiting Unnecessary Confidential Information

•	Identifying potential sources of confidential information

•	Ensuring appropriate carve-outs exist for affiliates

•	Understanding that, even with carve-outs for affiliates, obtaining confidential information can create “appearance of impropriety” issues for affiliate

3. Safe Guarding of Confidential Information

•	The establishment of a Wall

•	Controls around the Wall, and who is on top of the Wall

i.	General housekeeping

ii.	File maintenance and control

•	Appropriate levels of communications with people on the other side of the Wall

4. Identification and Resolution of Compliance Issue and Conflicts

•	Investment decision, generally

i.	For the Private Equity Funds, investment and disposition decisions will be made by the Managing Directors and the Management Committee of the Private Equity business.

ii.	For the Credit Funds, investment decisions will be made by the Credit Fund teams and reviewed by the Funds’ Investment Risk Committee as part of a monthly position review. Disposition decisions will generally be made by the Credit Fund’s senior portfolio managers.

iii.	Each of Ted Virtue and Steve Miller are members of the Investment Risk Committee of the Credit Funds and Ted Virtue is on the Management Committee of the Private Equity business. The committees are not otherwise expected to overlap in their composition with the exception of Ted Virtue.

•	For Investments by the Credit Funds in Private Equity Fund Portfolio Companies:

i.	MidOcean doesn’t intend for the Credit Funds to invest in the securities of the Private Equity Portfolio Companies, however, it has developed the following procedures to deal with this type of conflict.

a.	Approval from the respective Private Equity Fund Advisory Board must be obtained prior to the Credit Fund pursuing an investment in any existing MidOcean Private Equity Fund portfolio company.

b.	The Investment Committee of the Credit Fund and the Management Committee of the Private Equity business must agree that a company or security should be submitted to the Advisory Board for potential investment.

c.	All approvals will be submitted in writing and be documented in minutes of the Advisory Board meeting. If no meeting is held, then written approvals – which may be in the form of an e-mail – will be obtained and maintained.

d.	Any investment by the Funds will be less than 25% of any tranche of indebtedness in any MidOcean Portfolio Company unless otherwise approved by the Advisory Board of the respective private equity fund.

e.	Any credit position in a MidOcean Portfolio Company will be non-voting or be voted in a manner consistent with the majority of debt holders.

•	For investments by the Private Equity Funds into companies in which the Credit Fund has an investment:

i.	The conflict will be identified and approved by Ted Virtue and will be maintained in a file.

ii.	Any CA will not be able to restrict or result in the standstill in the activities of an Affiliate.

•	For investments by the Credit Funds in Private Equity Fund Pipeline Companies, and investments by the Private Equity Funds in Credit Fund Pipeline Companies:

i.	The MidOcean Private Equity pipeline and the MidOcean Credit Funds pipeline which will include all companies which the Credit teams execute either a paper or an electronic CA through either ACBS SyndTrack or Intralinks will serve as “Grey Lists.”

ii.	Any company or security listed on both Grey Lists will be flagged and must be cleared through the conflict clearing process described below.

•	MidOcean will also maintain a Restricted List which will include other company names which Compliance has reason to believe MidOcean may have a conflict with.

EXHIBIT C

DO NOT TRADE

LIST

Pipeline Report is circulated on a weekly basis to all private equity fund employees. Private equity fund employees may not trade in any name that appears on Pipeline Report.

A Grey List is maintained with all CAs – either paper form or electronic – which are executed by the Credit Fund employees. Credit Fund employees may not trade in any securities that appear on the Credit Fund Grey List.

Private Equity Professionals also may not trade for their personal account in any securities of any portfolio company of any MidOcean managed private equity fund.

Credit Fund employees may not trade for their personal account in any securities of any company in which any credit fund managed by MidOcean holds an interest.

In addition, no employee may trade in AIG, Dow Chemical, Freshpet, Griffon Corp, NGPC, Sidewinder Drilling, Symantec, Tripointe Homes, Wynn Resorts, Chobani, Coach, Kate Spade and Trident USA.